Exhibit 3.1

Article III, Section 10(A) of the bylaws of Regions Financial Corporation is deleted in its entirety and replaced by the following:

(A) Effective as of the Effective Time (as defined in the Agreement and Plan of Merger, dated as of January 22, 2004, by and between Regions Financial Corporation ("Regions") and Union Planters Corporation ("Union Planters"), as the same may be amended from time to time (the "Merger Agreement")), through the annual meeting of stockholders in 2005, the Board of Directors of the Corporation shall be comprised of 26 directors, of which thirteen shall be former members of the Board of Directors of Regions chosen by Regions (the "Former Regions Directors") and thirteen of which shall be former members of the Board of Directors of Union Planters chosen by Union Planters (the "Former Union Planters Directors") and the Former Regions Directors and the Former Union Planters Directors shall be apportioned among the three classes of the Board of Directors in a manner as nearly equal as possible. From and after the Effective Time through June 30, 2007, all vacancies on the Board of Directors of the Corporation created by the cessation of service of a Former Regions Director shall be filled by a nominee proposed to the nominating committee of the Board of Directors of the Corporation by a majority of the remaining Former Regions Directors, and all vacancies on the Board of Directors of the Corporation created by the cessation of service of a Former Union Planters Director shall be filled by a nominee proposed to the nominating committee of the Board of Directors of the Corporation by a majority of the remaining Former Union Planters Directors, and all directors so nominated and appointed or elected to the Board of Directors of the Corporation by the Former Regions Directors shall be considered "Former Regions Directors" for purposes of this Section 10 and all directors so nominated and appointed or elected to the Board of Directors of the Corporation by the Former Union Planters Directors shall be considered "Former Union Planters Directors" for purposes of this Section 10. Effective as of the annual meeting of stockholders in 2005, the number of directors which shall constitute the whole Board of Directors of the Corporation shall be fixed, from time to time, by resolutions adopted by the Board of Directors of the Corporation, and shall not be less than three persons. After June 30, 2007, this section 10 shall have no further force or effect.